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                             June 12, 2020

       Thomas Lesinski
       Chief Executive Officer
       National CineMedia, Inc.
       6300 S. Syracuse Way, Suite 300
       Centennial, Colorado 80111

                                                        Re: National CineMedia,
Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 26, 2019
                                                            Filed February 20,
2020
                                                            File No. 1-33296

       Dear Mr. Lesinski:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2019

       Item 8. Financial statements and Supplementary Data
       Notes to Consolidated Financial Statements
       1. Basis of Presentation and Summary of Significant Accounting Policies Concentration of Credit Risk and Significant Customers, page 57

   1. We note that trade accounts receivable at December 31, 2019 represents approximately
                                                        38% of revenue for the
year, an increase from 34% of revenue at December 31, 2018.
                                                        Please tell us your
standard payment terms and a comparative summary of the aging of accounts receivable at
the end of each year.
       Exhibit 23.1, page 91

   2. Please revise to file a consent signed by your Independent Registered Certified Public
                                                        Accounting Firm. Please
refer to Item 601(b)(23)(i) of Regulation S-K.
 Thomas Lesinski
National CineMedia, Inc.
June 12, 2020
Page 2

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Tony Watson at (202) 551-3318 or Bill Thompson at (202)
551-
3344 with any questions.



FirstName LastNameThomas Lesinski                         Sincerely,
Comapany NameNational CineMedia, Inc.
                                                          Division of
Corporation Finance
June 12, 2020 Page 2                                      Office of Trade &
Services
FirstName LastName